Snow Lake Announces Completion and Release of S-K 1300 Technical Report Summary of Initial Assessment of the Snow Lake Lithium Project

MANITOBA, CAN, August 10, 2023 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to report the results of its S-K 1300 Initial Assessment (“IA”) for the Snow Lake Lithium Project (the “Project”) in Manitoba, Canada.

The IA was prepared by ABH Engineering Inc. (“ABH”) of Vancouver, BC in accordance with the United States Securities and Exchange Commission requirements under Regulation S-K 1300 (“S-K 1300”).  The projected economic results are based on measured, indicated and inferred mineral resource estimates for the Project, as specified in the IA. Unlike mineral reserves, mineral resource estimates do not have demonstrated economic viability.

Highlights:

•Projected base case post-tax net present value (“NPV”) using a seven percent discount rate of US$1.19 billion and projected post-tax internal rate of return (“IRR”) of 170%, with a payback period of 14 months.

•Updated mineral resource estimate for the Project in accordance with S-K 1300 of:

oMeasured resource of 748,632 tonnes grading 1.13% Li2O

oIndicated resource of 6,560,006 tonnes grading 1.10% Li2O

oInferred resource of 1,007,119 tonnes grading 0.99% Li2O

•Projected total initial capital expenditure of US$50 million in year 0, US$96 million over the balance of the 9-year mine life, with the majority being spent in year 1, and US$10 million in closure costs, for a total of US$146 million

•Initial mine plan contemplates open pit and underground mining, with direct shipping ore (“DSO”) in year 0 to fund capital expenditures in year 1 to complete the construction of the processing facility to produce a 6% spodumene concentrate

•Metallurgical test-work to date confirms the amenability of the deposit to conventional dense media separation (“DMS”) and flotation for production of a 6% spodumene concentrate.

Frank Wheatley, Snow Lake’s CEO, commented, “The IA clearly demonstrates the potential of the Snow Lake Lithium Project to provide a secure Canadian supply of lithium to the electric vehicle and energy storage markets in North America.  The IA is an important milestone for Snow Lake and provides a solid platform for initiating a pre-feasibility study, discussions with potential off-takers, and further exploration activities on the Project.

Snow Lake holds a large land package of which only 1% has been explored to date.  A summer regional exploration program designed to identify priority targets for a winter drill program is currently underway.  Our land package offers us tremendous blue sky upside potential and room for expansion from an exploration perspective.

The inherent value of the Project demonstrated by the IA highlights the importance of continuing critical workstreams to move the Project through further development.  Based upon the positive results of the IA, the Board of Directors of Snow Lake has approved the initiation of a pre-feasibility study, as well a winter drill program designed to expand the existing mineral resource.”

The reader is advised that the IA summarized in this press release is preliminary in nature and is intended to provide an initial, high-level review of the Project's economic potential and design options. The IA mine plan and economic model includes numerous assumptions and the use of Inferred Resources. Inferred Resources are considered to be too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the IA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The S-K 1300 Technical Report will be uploaded to the Company’s website and posted on Edgar in the coming days.

IA Economic Highlights

Projected cash flow calculations are based on a spodumene price estimate of $3500 per tonne, and $504 per tonne for DSO, along with NPV discount rate of 7% and a private royalty of 1%. Provincial and federal taxes are assumed and presented in Section 19 of the IA. Projected pre-tax and post-tax key economic results for all mineral resources are presented in Table 1 Below.

Table 1: Projected Key Economic Results for All Mineral Resources.

IA Capital Cost Estimate

The initial capital cost for year 0 is estimated at US$50 million, whereas the remaining capital in subsequent years is estimated at US$96 million, bringing the total projected CAPEX to $146 million. The bulk of the remaining capital is projected to be spent in year 1 to build the mill, powerline and substation, and other infrastructure costs, with this capital to be funded out of revenues from DSO sales. There is also a closure cost of US$10 million at the end of production.

Next Steps

Next Steps include:

•Initiation of a pre-feasibility study on the Project

•Completion of the currently ongoing summer regional exploration program designed to identify drill targets for the winter drill program

•Winter drill program designed to expand the current mineral resource

•Continuing the environmental baseline data collection program to facilitate permitting activities

•Additional metallurgical testwork, including bulk samples, to support the pre-feasibility study

•Continuing our program of community and indigenous consultations

•Advancing discussions with potential off-takers for both DSO and spodumene concentrate

Qualified Person Statement – Mr. Brent Hilscher P.Eng., Vice President of ABH Engineering Inc., who conducted studies and test work on behalf of Snow Lake Resources Ltd., prepared the IA and compiled, evaluated and reviewed the technical information in this release and is a member of the Association of Engineers and Geoscientists of British Columbia  (EGBC), which is ROPO accepted for the purpose of reporting in accordance with ASX listing rules. Mr. Hilscher has sufficient experience relevant to sorting technology and gold processing to qualify as a Qualified Person as defined in S-K 1300 and as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’.

Forward Looking Statement This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Lithium. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors: ir@snowlakelithium.com

Media: media@snowlakelithium.com

Twitter: @SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.